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                                FIRST AMENDMENT TO
                       OREGON POWER LENDING INSTITUTION AND
                  DIGITAL VIDEO SYSTEMS, INC. INVESTMENT AGREEMENT

     THIS FIRST AMENDMEND, dated as of October 15,1998 (this "First Amendment"), is entered into by and between Digital Video Systems, Inc., a Delaware corporation ("DVS") and Oregon Power Lending Institution, an Oregon corporation ("OPLI").

                                    WITNESSETH:

     WHEREAS, DVS and OPLI are parties to a certain Letter Agreement dated as of October 15, 1998 (the "Investment Agreement");

     WHEREAS, the Corporate Governance Rules of Nasdaq require shareholder approval for the issuance of common stock (or securities exercisable or convertible into common stock) having voting power equal to or greater than twenty percent (20%) of the outstanding common stock at a price per share below the greater of the market or book value of such stock ("Nasdaq 20% Limit");

     WHEREAS, in light of the Nasdaq 20% Limit, the Investment Agreement requires shareholder approval as a condition precedent to certain investments described in Paragraph 2, Paragraph 3 and Paragraph 4 of the Investment Agreement (the "Second Tranche," the "Third Tranche," and the "Subsequent Tranche(s)" respectively, and collectively "All Subsequent Investments");

     WHEREAS, the Investment Agreement provides that the Second Tranche will occur in November 1998, the Third Tranche will occur in December 1998 and the Subsequent Tranche(s) will occur on or before April 30, 1999 (the "Investment Timetable");

     WHEREAS, such Investment Timetable was based on the expectation that shareholder approval would be obtained by mid-November 1998;

     WHEREAS, shareholder approval of All Subsequent Investments is expected to. be obtained in February 1999;

     WHEREAS, the Investment Agreement sets forth in Paragraph 5 a certain "Option Grant" that requires DVS to grant OPLI a stock option to purchase two million (2,000,000) shares of Common Stock of DVS ("Common Stock') in connection with OPLI's initial two million dollar ($2,000,000) investment (the "First Tranche") and a stock option to purchase one million (1,000,000) shares of Common Stock in connection with the Second Tranche;

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     WHEREAS, the Investment Agreement states that this Option Grant is exercisable at any time prior to its expiration and does not clearly state in Paragraph 5 that this Option Grant is conditioned upon shareholder approval due to the Nasdaq 20% Limit;

     WHEREAS, the Investment Agreement sets forth in Paragraph 7 that DVS grants OPLI a Right of First Refusal to make additional investments in DVS and such terms of the Right of First Refusal as described in Paragraph 7 may be unclear or ambiguous; and

     WHEREAS, by this Amendment, DVS and OPLI desire to extend the Investment Timetable, clarify the condition upon which options pursuant to the Option Grant become exercisable and clarify the terms of OPLI's Right of First Refusal;

     NOW, THEREFORE, in consideration of the terms, conditions and premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, DVS and OPLI hereby agree as follows:

     1. INCORPORATION OF THE INVESTMENT AGREEMENT. This First Amendment is in 'tended to modify and become part of the Investment Agreement. Capitalized terms not otherwise defined herein shall have the same meanings set forth in the Investment Agreement.

     2. EXTENSION OF INVESTMENT TIMETABLE. The Investment Timetable is extended and as such Paragraph 2, Paragraph 3 and Paragraph 4 of the Investment Agreement are modified as follows:

          The time period during which OPLI may invest in the Second Tranche shall be the 30-day period immediately following the date DVS obtains shareholder approval of All Subsequent
          Investments.

          The time period during which OPLI may invest in the Third Tranche shall be the 60-day period immediately following the date DVS obtains shareholder approval of All Subsequent
          Investments.

          The time period during which OPLI may invest in the Subsequent Tranche(s) shall be the I 80-day period immediately following the date DVS obtains. shareholder approval of All Subsequent Investments.


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     3. OPTION.

        (a) Paragraph 5 of the Investment Agreement is hereby amended by adding the following sentence after the first sentence thereof:

               "Such option shall not become exercisable until such time, if ever, as the shareholders of DVS approve the exercisability of such option."

        (b) Paragraph 5 of the Investment Agreement is further amended by adding the following sentence after the sentence which is currently the second sentence thereof-

               "Such option shall not be issued until such time as DVS obtains the approval of its shareholders with respect to the Second Tranche."

     4. RIGHT OF FIRST REFUSAL. The third sentence of Paragraph 7 of the Investment Agreement is hereby amended to read as follows:

          "Because any such issuance could result in OPLI converting the Preferred Stock from the First Tranche, Second Tranche and Third Tranche into less than 33% of the total outstanding Common Stock after the conversion, DVS hereby grants OPLI a right of first refusal to purchase the securities which would otherwise be issued to a third-party investor on the same terms as have been offered to DVS by such third-party investor (the "Right of First Refusal") pursuant to a written offer binding on such third-party investor."


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     IN WITNESS WHEREOF, the parties hereto have duly executed this First
Amendment on the day and year first above written.

                                   DIGITAL VIDEO SYSTEMS, INC.

                                   By /s/ Edward W. Miller
                                      ------------------------------------
                                      Edward W. Miller, Jr.
                                      President and Chief Executive Officer

                                   OREGON POWER LENDING INSTITUTION

                                   By /s/ Donald Baker
                                      -----------------------------------
                                      Donald Baker
                                      Secretary and Treasurer